As filed with the Securities and Exchange Commission on March 3, 2023

Securities Act File No. 333-262771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

Nuveen Churchill Private Capital Income Fund
(Exact name of registrant as specified in charter)

430 Park Avenue, 14th Floor
New York, NY 10022
(212) 478-9200
(Address and telephone number, including area code, of principal executive offices)

John McCally
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(Name and address of agent for service)

COPIES TO:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Owen J. Pinkerton, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.
☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐ when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-262771.
Check each box that appropriately characterizes the Registrant:
☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-262771) of Nuveen Churchill Private Capital Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information

Item 25.     Financial Statements And Exhibits

(1) Financial Statements
The following financial statements of Nuveen Churchill Private Capital Income Fund are included in Part A of this Registration Statement.

(2) Exhibits

(a)	Fifth Amended and Restated Declaration of Trust of the Registrant (7)

(b)	Second Amended and Restated Bylaws of the Registrant (7)

(d)	Form of Subscription Agreement (6)

(e)	Distribution Reinvestment Plan (2)

(g)(1)	Investment Advisory Agreement between Nuveen Churchill Private Capital Income Fund and Churchill Asset Management LLC (2)

(g)(2)	Amendment No. 1, dated as of August 3, 2022, to the Investment Advisory Agreement between Nuveen Churchill Private Capital Income Fund and Churchill Asset Management LLC (4)

(g)(3)	Amendment No. 2, dated as of January 10, 2023, to the Investment Advisory Agreement between Nuveen Churchill Private Capital Income Fund and Churchill Asset Management LLC (5)

(g)(4)	Investment Sub-Advisory Agreement by and between Churchill Asset Management LLC and Nuveen Asset Management, LLC (2)

(g)(5)	Amendment No. 1, dated as of August 3, 2022, to the Investment Sub-Advisory Agreement between Churchill Asset Management LLC and Nuveen Asset Management, LLC (4)

(h)(1)	Intermediary Manager Agreement by and between Nuveen Churchill Private Capital Income Fund and Nuveen Securities, LLC (3)

(h)(2)	Form of Participating Dealer Agreement (included as Exhibit A to the Intermediary Manager Agreement attached hereto as Exhibit (h)(1)) (3)

(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant (2)

(j)	Custody Agreement by and between Nuveen Churchill Private Capital Income Fund and U.S. Bank Trust Company, National Association (2)

(k)(1)	Administration Agreement between Nuveen Churchill Private Capital Income Fund and Nuveen Churchill Administration LLC (2)

(k)(2)	Amendment No. 1, dated as of January 10, 2023, to the Administration Agreement between Nuveen Churchill Private Capital Income Fund and Nuveen Churchill Administration LLC (5)

(k)(3)	Form of Escrow Agreement (3)

(k)(4)	Services Agreement between Nuveen Churchill Private Capital Income Fund and DST Systems, Inc. (2)

(k)(5)	Multi-Class Plan (2)

(k)(6)	Expense Support and Conditional Reimbursement Agreement by and between Nuveen Churchill Private Capital Income Fund and Churchill Asset Management LLC (2)

(k)(7)
Credit Agreement, dated April 19, 2022, among NCPIF SPV I LLC, as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, Nuveen Churchill Private Capital Income Fund, as servicer, U.S. Bank Trust Company, National Association, as collateral administrator, U.S. Bank National Association, as a collateral custodian, and Bank of America, N.A., as sole lead arranger and sole book manager (2)

(l)	Opinion of Richards, Layton & Finger, P.A. (2)

(n)	Consent of Independent Registered Public Accounting Firm (3)

(r)(1)	Code of Ethics of the Fund (3)

(r)(2)	Code of Ethics of the Adviser(3)

(s)	Calculation of Filing Fee Table (1)

(t)	Power of Attorney (2)

*	Filed herewith.
(1)    Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-262771) filed on February 14, 2022.
(2)    Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-262771) filed on June 3, 2022.
(3)    Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-262771) filed on July 8, 2022.
(4)    Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01494) filed on August 8, 2022.
(5)    Incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 814-01494) filed on January 13, 2023.
(6)    Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-262771) filed on January 13, 2023.
(7)    Incorporated by reference to the Registrant’s Current Report on Form 8-K (Filed No. 814-01494) filed on March 3, 2023.
Item 26.     Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.
Item 27.     Other Expenses Of Issuance And Distribution

SEC registration fee	$231,750
FINRA filing fee	$225,500
Legal	$1,300,000	*
Printing	$620,000	*
Accounting	$1,000,000	*
Blue Sky Expenses	$150,000	*
Advertising and sales literature	$1,000,000	*
Due Diligence	$3,750,000	*
Miscellaneous fees and expenses	$8,195,000	*
Total	$16,472,250	*
 __________________
*Amounts are estimates.
Item 28.     Persons Controlled By Or Under Common Control
Immediately prior to this offering, TIAA will own 100% of the outstanding common shares of the Registrant. Following the completion of this offering, TIAA’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common shares. See “Control Persons and Principal Shareholders” in the Prospectus contained herein.
Item 29.     Number Of Holders Of Securities
The following table sets forth the number of record holders of the Registrant’s common shares at July 8, 2022.

Title of Class	Number of Record Holders
Class S shares of beneficial interest, $0.01 par value	-
Class D shares of beneficial interest, $0.01 par value	-
Class I shares of beneficial interest, $0.01 par value	1

Item 30. Indemnification
The information contained under the heading “Description of our Common Shares.” “Advisory Agreement and Other Agreements” and “Plan of Distribution-Indemnification” in this Registration Statement is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Prior to breaking escrow, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
Item 31.     Business and Other Connections of Adviser
A description of any other business, profession, vocation or employment of a substantial nature in which Churchill Asset Management LLC, and each managing director, director or executive officer of Churchill Asset Management LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Churchill Asset Management LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-81144), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant;
(2) the transfer agent;
(3) the Custodian;
(4) the Adviser; and
(5) the Administrator.
Item 33.    Management Services
Not Applicable.

Item 34.    Undertakings
We hereby undertake:
(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus:
(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;
(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(7) that, for the purpose of determining any liability under the Securities Act:
(i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(8) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 3rd day of March, 2023.

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

By:	/s/ Kenneth Kencel
Name:	Kenneth Kencel
Title:	Chief Executive Officer, President, Trustee and Chairman

Signature	Title

/s/ Kenneth Kencel	Chief Executive Officer, President, Trustee and Chairman
Kenneth Kencel

/s/ Shaul Vichness	Chief Financial Officer and Treasurer
Shaul Vichness

*	Trustee
William Huffman

*	Trustee
Stephen Potter

*	Trustee
James Ritchie

*	Trustee
Dee Dee Sklar

*	Trustee
Sarah Smith
* Signed by Shaul Vichness pursuant to a power of attorney signed by each individual and filed with this Registration Statement on June 3, 2022.